        Exhibit 99.3

By fax 0045 33 12 86 13
Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen C

By fax 0045 33 43 76 88
TDC A/S
Nørregade 21
0900 Copenhagen C

        30 November 2005

Announcement pursuant to Section 29 of the Danish Securities Trading Act

        Nordic Telephone Company ApS, CVR No. 29146780, Langelinie Allé 35, 2100 Copenhagen, Denmark has today acquired 20,000,000 shares of nom. DKK 5 each in TDC A/S equivalent to 10.08% of the aggregate share capital of TDC A/S. Consequently, Nordic Telephone Company ApS directly controls 10.08% of the shares in TDC A/S, cf. Section 1(1) of Executive Order No. 728 of 11 July 2005 on Major Shareholders.

Yours sincerely

Nordic Telephone Company ApS

Nordic Telephone Company ApS, cvr nr. 29 14 67 80
Langelinie Alle 35, 2100 Copenhagen Ø